UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

2017 Annual Report

Name of issuer:
Success By Media LLC

Legal status of issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Nevada

    Date of organization:
    7 October 2015

Physical address of issuer:

848 N. Rainbow Boulevard, Suite 3854
Las Vegas, Nevada 89107, USA

Website of issuer:

https://successbymedia.com

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	920,580.60	119,100.49
Cash & Cash Equivalents	205,989.90	119,100.49
Accounts Receivable:	0.00	0.00
Short-term Debt:	0.00	0.00
Long-term Debt:	500,000	0.00
Revenues/Sales	1,403,246.57	53,927.00
Cost of Goods Sold:	538,141.73	24,160.00
Taxes Paid:	0.00	0.00
Net Income:	68,087.11	-82,800.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:

Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the coaching industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds; and
- our ability to protect our intellectual property rights.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the coaching industry;
- growth of, and risks inherent in, the coaching industry in the U.S;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Success By Media LLC shall include any joint venture in which Success By Media LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Success By Media LLC.

"Company " means Success By Media LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Success By Media LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the common stock of Success By Media LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Success By Media LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jay Noland   **Dates of Board Service: October 2015**

Principal Occupation:
Chief Executive Officer of Success By Media LLC

Employer:
Success By Media LLC
Success By Media LLC is a coaching service provider, providing media services, training services, virtual learning systems, and professional coaching. Success By Media LLC creates customized, consistent, and comprehensive training and media service.

October 2015 to Present
Chief Executive Officer

Business Experience:
Jay Noland MLM - 2014 to Present
Enhanced Capital Funding - 2005 to Present
Rain International - 2015 to 2016
SereniGy - 2009 to 2015

Jay Noland served as CEO of SereniGy since 2009, as well as a local retail company where he was involved in all aspects of infrastructure including branding, software development, staff training, compensation structure, international expansion (over 50 countries), conducting seminars and training, product development, purchase order management, and financial operations.

In 2015, Mr Noland served as Chief Sales Officer at Rain International. He is also serving as President of Enhanced Capital Funding since 2005 where he is involved in all aspects of financial consulting and marketing. In 2014, Mr Noland created Jay Noland MLM and served as President. He is involved in all aspects of company development including personal growth coaching, blog contribution, marketing, website management, and life coaching.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jay Noland

Principal Occupation:
Chief Executive Officer of Success By Media LLC

Employer:
Success By Media LLC
Success By Media LLC is a coaching service provider, providing media services, training services, virtual learning systems, and professional coaching. Success By Media LLC creates customized, consistent, and comprehensive training and media service.

October 2015 to Present
Chief Executive Officer

Business Experience:
Jay Noland MLM - 2014 to Present
Enhanced Capital Funding - 2005 to Present
Rain International - 2015 to 2016
SereniGy - 2009 to 2015

Jay Noland served as CEO of SereniGy since 2009, as well as a local retail company where he was involved in all aspects of infrastructure including branding, software development, staff training, compensation structure, international expansion (over 50 countries), conducting seminars and training, product development, purchase order management, and financial operations.

In 2015, Mr Noland served as Chief Sales Officer at Rain International. He is also serving as President of Enhanced Capital Funding since 2005 where he is involved in all aspects of financial consulting and marketing. In 2014, Mr Noland created Jay Noland MLM and served as President. He is involved in all aspects of company development including personal growth coaching, blog contribution, marketing, website management, and life coaching.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jay Noland	3,640,000 shares Common Stock	73.17% (1)

* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

(1) The total outstanding voting equity securities prior to offering is 4,975,000, which is equal to the sum of the total number of Common Stock issued (4,875,000) and the total number of Common Stock Warrant issued (100,000).

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	4,875,000	YES	NO
Common Stock Warrants	-	100,000	YES if fully exercised	NO

24. Describe the material terms of any indebtedness of the issuer:
Success By Media, LLC has entered into an exclusive license agreement with Enhanced Capital Funding for exclusive rights to manufacture and distribute the formula for the coffee, teas, healthy product mixes. The products have a trademark and are using secret ingredients licensed by Enhanced Capital. These are the products Success By Media are now selling. Terms of the license agreement are $500,000 one-time fee payable over 10 years and a 15% royalty paid annually.

25. What exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Offering Exemption	Securities Offered	Amount of Securities Sold	Use of Proceeds	Offering Status
November 27, 2017	Regulation Crowdfunding	Common Stock	As of April 30, 2018 0:00 am, 11 investors have commited to invest **5,925** shares at **$4 per share**, equal to a total amount of **$23,700.**	The offering is still ongoing. The planned use of proceeds is described in the Form C - Offering Statement of the offering.	Ongoing

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   a. **any director or officer of the issuer;**

   b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities,**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

Yes.

In fiscal year 2017, Success By Media, LLC entered into an exclusive license agreement with Enhanced Capital Funding for exclusive rights to manufacture and distribute the formula for the coffee, teas, healthy product mixes. The products have a trademark and are using secret ingredients licensed by Enhanced Capital. These are the products Success By Media are now selling. Terms of the license agreement are $500,000 one-time fee payable over 10 years and a 15% royalty paid annually.

Jay Noland, who is the director, CEO and the principal security holder of Success By Media, LLC (as identified in question 6 of this annual report), is currently the President and sole-owner of Enhanced Capital Funding. As a result, Jay Noland will be entitled to the financial interest of the above $500,000 one-time fee and 15% annual royalty fee received by Enhanced Capital Funding.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Success By Media LLC was incorporated on October 7, 2015 and started to operate since October 7, 2015.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.

The Company is engaged in the offering of media and sales consulting to corporations and life coaching to individuals for personal and business development. The company offers tools such as software and online courses to complete. Also, the company offers products for improvement of health and body and mind. Majority of sales through workshops, retreats and events conducted around the world.

Revenue
The company generates revenues from Corporate Training & Consulting Services, One on One Training, Success by Health and Success by Networking.

Revenue for the 12 months ended December 31, 2017 was $1,403,246.57
Revenue for the 12 months ended December 31, 2016 was $53,927.00

Cost of good sold
Our cost of revenue consists primarily of expenses associated with the delivery and distribution of our products and services.

Cost of revenue for the 12 months ended December 31, 2017 was $538,141.73
Cost of revenue for the 12 months ended December 31, 2016 was $24,160.00

General and administrative expenses
Our general and administrative expenses include expenses related to salaries, advertising and marketing, contract labor, contractors, travel, meals and entertainment, office equipments and office related expenses, software, rent and leases, and professional fees.

General and administrative expenses for the 12 months ended December 31, 2017 was $797,064.49.

General and administrative expenses for the 12 months ended December 31, 2016 was $112,567.00.

Net Income

Net Income for the 12 months ended December 31, 2017 was $68,087.11.

Net Loss for the 12 months ended December 31, 2016 was $82,800.00.

Although we recorded a year-over-year growth of revenue and a positive net income in fiscal year 2017, we are uncertain about whether we can continue to have growth in revenue and maintain our profitability in the near future.

Liabilities

Success By Media, LLC has entered into an exclusive license agreement with Enhanced Capital Funding for exclusive rights to manufacture and distribute the formula for the coffee, teas, healthy product mixes. The products have a trademark and are using secret ingredients licensed by Enhanced Capital. These are the products Success By Media are now selling. Terms of the license agreement are $500,000 one-time fee payable over 10 years and a 15% royalty paid annually.

As a result from the above arrangement, our long-term liabilities increased to $500,000 as of December 31, 2017, compared to $0 as of December 31, 2016.

In the absence of short-term liabilities, our total liabilities were $500,000 as of December 31, 2017 and $0 as of December 31, 2016.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $205,989.90 as of December 31, 2017 and $119,100.49 as of December 31, 2016.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all. New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

If the need for additional financing in connection with future expenses arises, the Company will explore and evaluate appropriate available sources of funds in accordance with the interests of our shareholders.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://successbymedia.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.202 et seq.), the undersigned issuer hereby certifies that the information in this Annual Report is fair, complete and accurate.

J. Noland

_____
[Signature Code: N1csvqbf39tzh4TT-SFG8PhFnHR5wGC-Ea7VGKWgPdur5ksAq55uvili-QP5Y3tOOViRShJiD6G-JMLAyTey_AU5RFEJrn0IJ41asP4khBk]

Jay Noland
Chief Executive Officer
Success By Media LLC
Date: 30 Apr 2018

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Success By Media, LLC is the Parent entity to several divisions of business including:
> **Success By Coaching is personal development & one on one coaching division,**
> **Success By Health is a healthy product and affiliate marketing division,**
> **Success By Networking is a training division for direct sales representatives,**
> **Success By VT is a virtual training system for entrepreneurs.**

At **Success By Media**, we believe in training differently. We want to help you and your business reach your full potential and every goal you set.

Our cutting edge media services, training services, virtual learning systems, and professional coaching enables you, your staff, and your teams to excel at top performing levels in record time.

We will create customized, consistent, and comprehensive training and media service that will far exceed your expectations. That is our promise.

"Life is about decisions. You can't get good results making bad decisions. Consistently make better decisions, and you´ll consistently get better results. It's that simple"

Jay Noland

For more than 20 years Jay Noland has acted as a mentor and coach to thousands of people from all walks of life, many of whom achieve incredible accomplishments as a result. Whether your goals are to develop maximum confidence, the highest levels of self-esteem, learning to mentor others, feed third world countries, or generate significant incomes in business, the success principles he teaches will bring more order, more joy, more courage, more fun, and more fulfillment to your life.

His powerful and charismatic style immediately captures and inspires people to take meaningful action that produces results. Jay's one of a kind techniques and masterful authority in his work will move your heart and create an unshakable mindset that allows for the limitless life you are seeking.

SBM brings together training and resources to serve those in the network marketing and direct sales industry through these incredible unique divisions:



REVENUE STREAM ONE: SUCCESS BY COACHING

HOW CAN IT HELP PEOPLE?

The Million Dollar Energy Program will help you to fully understand the power within you. It will elevate your life in many ways, allowing those around you to instantly feel a change in your energy. You will learn the importance of your words and thoughts. You will learn to speak positivity into every area of your life. You will realize that you are able to eliminate all negativity and complaining, resulting in a better attitude and positive mental state. Others will notice a change in you, creating more opportunities.

WHAT CAN PEOPLE EXPECT FROM IT?

The Million Dollar Energy Program will teach you how to operate at your absolute fullest potential. Jay's knowledge will give you explosive energy that immediately radiates to those around you. With this series you can expect to be transformed into the most positive, uplifting person you know. It will elevate your life and change you in ways you never thought possible. Be prepared, completely open minded, and trust this process, as it can transform you into someone that can truly impact the world. We believe anyone can learn their way to success having Million Dollar Energy.

Jay Noland Think and Grow Rich Mastery Course
Price: $1195

Jay Noland is a Master of the Think and Grow Rich principles and is ready to share his proven success with the world in an easy to follow immersion technique of his Think and Grow Rich Mastery Course. The "Secret" that Dr. Napoleon Hill speaks about in Think and Grow Rich, that leads to guaranteed abundance, will become evident to all who go through this exclusive course. Jay Noland will literally make you rapidly see the "Secret" in a way that no one else can. Through this course, you will not only master the skill set of Think and Grow Rich, but have the motivation and inspiration to put it to use and make all your dreams come true!

15 – 2 hour Training Sessions

Success By Coaching reaches people at the heart of their fears in talking to people and building a business. They learn more about themselves, more about what to say and how to say what they really want and how to close the deal.

Revenue Model: Revenue is generated through coaching contracts and events. Fees range from $200 to $2,000, with the raw costs of approximately 25% of the fee.

Advantage: Mr. Noland has a reputation of being able to relate to everyone, from those on welfare to billionaires. His ability to see inside a person's fears and coach them to success has made him a household name in the industry.

Risk: If something happens to Mr. Noland, the team is left to his materials, his vision, and his processes to continue.



REVENUE STREAM TWO: SUCCESS BY HEALTH

Success By Health provides residual income affiliate model to entrepreneurs who value healthy coffees and other nutritionals in their day to day life and want to share that healthy lifestyle with others and be compensated for sharing.

Revenue is generated through healthy products with costs of 20% of Retail, with marketing and distribution costs of approximately 45% of Retail.

Advantage: Mr. Noland is using the same products as well as new ones that he produced for another business. These products have endured the test of time of almost a decade with those who use them eager to share the health benefits with others.

Risk: Distributors are fickle people. Even though they love this product, the newest health craze may send them on to anticipated greener pastures.



REVENUE STREAM THREE: SUCCESS BY NETWORKING

Success By Networking shows entrepreneurs a step by step process to build teams of like minded individuals who recognize the power of residual income and building a business that they can benefit from in perpetuity.

Revenue is generated through training events and webinars, with marketing and event costs of approximately 50% of Revenue.

Advantage: Mr. Noland has already by hired by top companies in the industry to build their marketing arms. His ability to increase companies three and five fold is legendary. Large direct marketing companies send their distributors to learn how to duplicate their personal business and get the proven methods for closing new clients.

Risk: Companies are nervous that some of their distributors may see Success By Health's products and compensation model and stop marketing their products and start marketing Success By Health. This risk was a heavy consideration in launching Success By Health, in the end it was determined by management that it the health company would not be mentioned during any trainings or online as it relates to Success By Networking and that the Company's client base would not be sent any information regarding Success By Health.



REVENUE STREAM FOUR: SUCCESS BY VT

Success By VT gives their clients daily reminders and strategies to face the challenges they impose on themselves and they face trying to build a business.

Revenue is generated by subscriptions to the VT program. From "Your First Five" program at $399 a year, to "Million Dollar Energy" & "Perpetual MLM Money Machine" to $695 a year, and "Strong XP" at $1,000 a year. Packages are also available. These digital training and materials have production costs of 20% of Retail, with marketing and distribution costs of approximately 25% of Retail. Once produced, and fixed costs are covered there are no further direct costs regarding those specific products.

Advantage: Mr. Noland is taking the training he uses at large events and condensing the training to unique virtual training models and presentations.

Risk: With all the other training companies out there and all the audio, webinar and virtual schools available it is important to create branding that drives people. We believe this can be done through all the other divisions of the company, as well as this division supporting the others.



MR. JAY NOLAND

Introducing a Legend in the personal growth and coaching industry, SBM's CEO, Mr. Jay Noland. He began his career in business in 1995. He's built multiple massive sales organizations and business infrastructures that span in over 50 different countries. Jay Noland is known throughout the personal growth and coaching industry as a Master Trainer. He has helped thousands of people reach their highest heights in personal development.

He is also known across the globe for his gift in motivational speaking. Jay Noland has spoken at major events in front of people from all walks of life. He has impacted the masses in such a highly positive manner. Personal Growth Training is a great passion of Jay Noland and he considers it is an honor and a privilege.

Jay Noland spent several years in the Mortgage Banking and Brokerage arena as well. Our CEO and Founder is well versed in the world of business as he has developed several successful businesses in multiple industries.

His Leadership skills have been proven time and time again in many successful companies that he has been a part of. Jay Noland understands and embraces the concept of what a true leader is. He has illustrated his ability to get in the trenches with the people, producing results at times that reach further than most ever dreamed.

Jay Noland has taken a strong position in life by standing for truth and integrity without wavering. His passion is in the relationships he builds with people. Once you get an opportunity to spend personal time with our CEO, you will be impacted in a positive way.

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We are operating in a very competitive industry
The business is in a competitive industry with companies with much more financial and physical resources.

We rely on continuing efforts of Jay Noland, the CEO and Founder of Success By Media LLC
The business relies mainly on the efforts of Jay Noland to produce products, training and systems, as well as oversee the operations of the company. If something happened to him the business may not be able to continue.

We have a limited operating history
We have a limited operating history upon which you can evaluate our performance. Our business plan is still in development and we likely do not recognize all of the challenges that may emerge and affect our proposed business. Accordingly, potential investors must consider the risks, expenses, delays, problems, and difficulties we may face as an early-stage company with little operating history in a new and rapidly evolving market. These risks include:
   a.   technical uncertainties respecting the internet;
   b.   uncertainties about the anticipated markets for business and consumer clients;
   c.   our dependence on identifying clients based on our model and fees;
   d.   our inability to obtain and integrate technical and managerial resources;
   e.   our inability to develop and maintain strategic relationships; and
   f.   our dependence upon key personnel in addition to Jay Noland.

We may not be able to maintain and increase the sales and profitability of products and services
We cannot guarantee that we will be able to maintain our sales and achieve our targeted sales growth and profitability for our product and services, which include the offering of media and sales consulting to corporations, life coaching to individuals for personal and business development, and software and online courses.

Our historical financial and operating results are not indicative of future performance.
Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.
We may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, technologies, or trade secrets. Defending against such claims may be costly and, if we are

unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our success depends upon the continuing services of our management team, including our CEO and Founder Jay Noland. In addition, we must continue to attract, retain and motivate a sufficient number of qualified personnel.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

RISKS RELATED TO THE OFFERING

Offering price of the Securities is not an accurate reflection of their value

We cannot assure that the offering price of the Common Stock of Success By Media LLC (the "Securities") will be an accurate reflection of their value. The offering price of the Securities is arbitrarily determined by us taking into account our prospects, all as assessed by our management. The offering price should not be regarded as an indication of any future price of the Securities, and bears no relationship to our assets, earnings, net tangible book value, or any other traditional criteria of value.

There has been no representation of investors in the preparation of this offering. We have not obtained an independent opinion on behalf of prospective investors regarding the fairness of the terms on which the Securities are offered hereby. Prospective investors will be relying on the disclosures set forth herein and the additional materials it refers to directly, and on the business and investment background and experience of themselves and any advisors engaged by them, as the basis for their investment decision.

We have the right to, and expect to, issue additional shares or sell stock in isolated transactions

We have the right to, and expect to, issue additional shares or sell stock in isolated transactions. Our board of directors has authority, without action or vote of our shareholders. Any such issuance will dilute the percentage of return to Investors.

Restrictions on transferability of securities

Restrictions on transferability of securities will limit the ability of purchasers to transfer their Securities. Specially, the Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless certain conditions are met, as described in ***Restrictions on Transfer of the Securities Being Offered*** on this Form C.

The Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. In addition, the Securities are subject to restrictions on transfer under applicable state securities laws under which such securities are sold in reliance on certain exemptions or under the provisions of certain qualifications. As restricted securities, the securities may not be sold in the absence of registration or the availability of an exemption from such registration requirements.

We cannot assure that we will pay dividends.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.

There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

Financial Statements

Success By Media LLC
For the period ended December 31, 2017



Prepared by
Roney & Associates

Prepared on
April 22, 2018

Table of Contents

Accountant's Letter

March 31, 2018

To the Board of Directors and Members
Success By Media, LLC
848 N. Rainbow Blvd, Suite 3854
Las Vegas, NV 89107

We have reviewed the accompanying balance sheet of Success By Media, LLC as of December 31, 2017 and the related statements of operations, and cash flows for same period therein. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying notes are an integral part of the financial statements.

Sincerely,

Bin Li, CPA
Roney and Associates
8465 W Sahara Avenue #536
Suite 111
Las Vegas, NV 89117

Success By Media LLC
Statement of Operations
(Unaudited)

	Year End Dec 31, 2017	Year End Dec 31, 2016	Year End Dec 31, 2015
INCOME			
Corporate Training/ Consulting/Media	218,345.00		
Success By Coaching	138,415.06	53,927.00	0.00
Success By Health	971,218.33	0.00	0.00
Success By Networking	75,268.18	0.00	0.00
TOTAL INCOME	**$1,403,246.57**	**$53,927.00**	**$0.00**
COST OF GOODS SOLD			
TOTAL COST OF GOODS SOLD	**$538,141.73**	**$24,160.00**	**$0.00**
GROSS PROFIT	**$865,104.84**	**$29,767.00**	**$0.00**
EXPENSES			
TOTAL EXPENSES	**$797,064.49**	**$112,567.00**	**$0.00**
NET OPERATING INCOME	**$68,040.35**	**-$82,800.00**	**$0.00**
OTHER INCOME			
Interest income	46.76	0.00	0.00
Total Other Income	**$46.76**	**$0.00**	**$0.00**
Net Other Income	**$46.76**	**$0.00**	**$0.00**
NET INCOME	**$68,087.11**	**-$82,800.00**	**$0.00**

Success By Media LLC
Statement of Financial Position
(Unaudited)

	Year End Dec 31, 2017	Year End Dec 31, 2016	Year End Dec 31, 2015
ASSETS			
Current Assets			
Business Checking	205,496.13	119,100.49	0.00
Cash	493.77	0.00	0.00
Total Cash and Equivalent	$205,989.90	$119,100.49	$0.00
Accounts Receivable			
Accounts Receivable	0.00	0.00	0.00
Total Accounts Receivable	$0.00	$0.00	$0.00
Inventory			
Inventory	58,757.60	0.00	0.00
Total Inventory	$58,757.60	$0.00	$0.00
Total Current Assets	$264,747.50	$119,100.49	$0.00
Other Assets			
Furniture & Office Equipment	25,197.54		
Intangibles & Goodwill	630,635.56	0.00	0.00
Total Other Assets	$655,833.10	$0.00	$0.00
TOTAL ASSETS	$920,580.60	$119,100.49	$0.00
LIABILITIES AND EQUITY			
Liabilities			
Short Term Liabilities			
Long Term Liabilities	500,000.00	0.00	0.00
Total Liabilities	$500,000.00	$0.00	$0.00
Equity			
Member's Equity - Enhanced Capital Funding	39,376.40	14,100.49	0.00
Member's Equity, Betty Martin	16,875.60	15,000.00	0.00
Member's Equity, Don Tipps	16,875.60	15,000.00	0.00
Member's Equity, Gaye Tatum	33,126.00	15,000.00	0.00
Member's Equity, Gayletta Thompkins	16,875.60	15,000.00	0.00
Member's Equity, Paul and Susan Robertson	16,875.60	15,000.00	0.00
Member's Equity, Vicente Thompson	16,875.60	15,000.00	0.00
Member's Equity, Yue Yan Huang	16,875.60	15,000.00	0.00
Member's Equity, James Noland	113,786.40	0.00	0.00
Member's Equity, Success by Media Stock Options	58,757.60	0.00	0.00
Retained Earnings	6,193.49	82,800.00	0.00
Net Income	68,087.11	-82,800.00	0.00
Total Equity	$420,580.60	$119,100.49	$0.00
TOTAL LIABILITIES AND EQUITY	$920,580.60	$119,100.49	$0.00

Success By Media LLC
Statement of Cash Flows

(Unaudited)

	Year End Dec 31, 2076	Year End Dec 31, 2016	Year End Dec 31, 2015
OPERATING ACTIVITIES			
Net Income	68,087.11	0.00	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00	0.00
Inventory	-58,757.60		
Bank Transfers			
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$58,757.60**	**$0.00**	**$0.00**
Net cash provided by operating activities	**$9,329.51**	**$0.00**	**$0.00**
INVESTING ACTIVITIES			
Intangible Assets	-500,000.00	0.00	0.00
Furniture & Fixtures	-5,020.00		
Equipment	-813.10	0.00	0.00
Net cash provided by investing activities	**-$505,833.10**	**$0.00**	**$0.00**
FINANCING ACTIVITIES			
Other LT Liabilities	500,000.00		
Equity	83,393.00	119,100.49	0.00
Net cash provided by financing activities	**$583,393.00**	**$119,100.49**	**$0.00**
Net cash increase for period	**$86,889.41**	**$119,100.49**	**$0.00**
Cash at beginning of period	119,100.49	0.00	0.00
Cash at end of period	**$205,989.90**	**$119,100.49**	**$0.00**

STATEMENT OF CHANGES IN MEMBER'S EQUITY
December 31, 2017
(Unaudited)

	Year End Dec 31, 2017	Year End Dec 31, 2016	Year End Dec 31, 2015
Beginning of Year			
- Paid In Capital	$119,100	$-	$-
- Capital Shares	4,755,000	0	0
Add:			
Net Income	$68,087	-$82,800	$-
Contributions	$70,900	$119,100	$-
Other	156,300	82,800	-
Deduct:			
Distributions	-	-	-
End of Period Capital	$414,387	$119,100	$0
End of Period Shares %	4,875,000	4,755,000	0

Notes to Financial Statements

NOTES to the FINANCIAL STATEMENTS
for the Year Ending
December 31, 2017

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the "SEC").
This is a review of financial statements for an interim period. The accounting process is consistent with the process used for the annual review. The financial statements include the accounts of Success by Media, LLC and its subsidiaries.

REVENUE RECOGNITION
The Company recognizes revenue when the following criteria have been met: persuasive evidence of an arrangement exists, services have been rendered, collection of the revenue is reasonably assured, and the fees are fixed or determinable.

Cash and Cash Equivalents
 The Company considers all short-term, highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents. The Company maintains cash balances that may be uninsured or in deposit accounts that exceed Federal Deposit Insurance Corporation limits. The Company maintains its cash deposits with major financial institutions.

COST OF REVENUE   Cost of revenue includes direct costs to produce and distribute product and direct costs to provide online services, consulting, product support, and training and certification of system integrators.

RESEARCH AND DEVELOPMENT   Research and development costs are expensed as incurred.

INCOME TAXES   Income tax expense includes U.S. and international income taxes, plus the provision for U.S. taxes on undistributed earnings of international subsidiaries.

PROPERTY AND EQUIPMENT Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term, ranging from one to 15 years.

NATURE OF OPERATIONS

The Company is engaged in the offering of media and sales consulting to corporations and life coaching to individuals for personal and business development. The company offers tools such as software and online courses to complete. Also, the company offers products for improvement of health and body and mind. Majority of sales through workshops, retreats and events conducted around the world.

EQUITY AND OTHER INVESTMENTS

Success By Media, LLC has authorized 10,000,000 Common Stock (Membership Shares) of which 5,125,000 is unissued.

As of Dec 31 2017, the total outstanding Common Stock issued is 4,975,000, which is equal to the sum of the total number of Common Stock issued (4,875,000) and the total number of Common Stock Warrant issued (100,000).

Intangible Assets - Formulas

Success By Media, LLC has contracted with Enhanced Capital Funding, Inc. for exclusive rights to use its formula to manufacture products under the Success by Health product line. Success by Health has issued a range of nutraceutical products including vitamins, healthy coffee and teas.

Operational Transactions

Success by Media, LLC has four operational divisions – Success by Coaching; Success by Health, Success by Network and Success by VT. Products are being developed for each division. As of December 31, 2017 Success by Coaching, Success by Health and Success by Network were operational and providing sales. There will be research and development expenses incurred for each department.

Liabilities

Success By Media, LLC has entered into an exclusive license agreement with Enhanced Capital Funding for exclusive rights to manufacture and distribute the formula for the coffee, teas, healthy product mixes. The products have a trademark and are using secret ingredients licensed by Enhanced Capital. These are the products Success By Media are now selling. Terms of the license agreement are $500,000 one-time fee payable over 10 years and a 15% royalty paid annually.

INCOME TAXES

The provision for income taxes consisted of:

Year Ended December 31	2017
Current taxes:	
U.S. and state	$ 0
International	0
Current taxes	0
Deferred taxes	0
Provision for income taxes	$ 0